FORM C-AR – ANNUAL REPORT

Issuer Info & General Disclosures

Dry Bar Unscripted Inc.

2601 N Canyon Road, Provo, UT 84604

Website: N/A

Number of employees: 1 (including contractors)

Financial Information (YE 2024)

Total Assets: $84,656

Cash and Cash Equivalents: $30,359

Accounts Receivable: $0

Short-Term Debt: $30,000 (unpaid contractor obligations being settled)

Long-Term Debt: $0

Revenue: $0

COGS: $0

Taxes Paid: $0

Net Income: -$681,736

Management

Zach Atherton – President, Showrunner. Responsibilities include producing and marketing the show, and running day-to-day operations.

Work Experience (Past 3 Years): Creative Director/Writer at Harmon Brothers LLC – a marketing agency.

Beneficial Owners of 20% or More Voting Power

Harmon Brothers LLC – 51.8%

Zachary Atherton – 32.9%

Business Description and Plan

Dry Bar Unscripted Inc. is an online media company that produced improv comedy specials for Angel Studios, a streaming platform. Initially, content approval from Angel was based on a "torch episode" reviewed by The Angel Guild, a paid subscriber group. Dry Bar Unscripted passed that review and produced over 50 specials.

Angel Studios later changed its business model to require Angel Guild approval on every episode before distribution. None of the produced specials passed the new "amplifies light" criteria, which appears to favor faith-based content. As a result, Dry Bar Unscripted was contractually prohibited from distributing or monetizing its content elsewhere and was also denied distribution on the Angel platform.

Angel Studios has since offered to terminate the existing agreement and proposed a non-binding term sheet whereby all common shares in Dry Bar Unscripted would be swapped for Angel stock. The company has stopped using the "Dry Bar" name and taken down its website. The agreement remains unsigned by Angel at this time. Dry Bar Unscripted has ceased operations and is awaiting resolution of the proposed share swap to provide a path forward for investors.

Risk Factors

Content has no current path to monetization or distribution due to Angel Guild gatekeeping.

Angel Studios' contractual restrictions prevent alternative monetization.

The company is inoperable until Angel signs the non-binding term sheet.

If the agreement is not signed, the company may have no path forward.

Shareholders are dependent on actions of Angel Studios for recovery.

Ownership & Capital Structure

Common Units – Authorized: 25,000,000 / Outstanding: 5,258,576 / Voting: Yes

Preferred Units – Authorized: 10,100,000 / Outstanding: 1,887,828 / Voting: No / Rights: 20% Preferred Return

Impact of Principal Shareholders: Principal shareholders have the authority to make decisions that may impact minority shareholders and the future of the business.

Valuation of Securities: All shares were valued at $0.50 during the crowdfunding raise and follow-on investments. Future valuation may be determined by internal or third-party appraisals in connection with corporate transactions.

Minority Ownership & Restrictions: Minority shareholders have limited influence on decisions. Shares are not publicly traded and are not easily transferable.

Material Indebtedness

As of year-end 2024, the company holds approximately $30,000 in short-term debt, primarily related to unpaid contractor fees that are currently being settled.

Exempt Offerings (Past 3 Years)

In 2022, $438,670 in net proceeds were raised via crowdfunding.

In 2023, an additional $472,136 was raised from other investors.

No offerings were conducted in 2024.

All $623,519 in capitalized production costs have been impaired.

Related Party Transactions

Zach Atherton received compensation as Showrunner.

Harmon Brothers LLC received compensation for production services.

Legal Proceedings

The issuer is not a party to any material legal proceedings.

Compliance Statement

Dry Bar Unscripted Inc. has complied with all ongoing reporting requirements under Rule 202. This is its first annual report following the initial submission.

Financial Condition (Narrative)

As of year-end 2024, Dry Bar Unscripted Inc. holds sufficient cash reserves to meet its short-term obligations, including approximately $30,000 in remaining unpaid contractor fees currently being resolved. The company has not secured any new capital or funding sources and has ceased all operations.

 The company did not generate any revenue in 2024 and recorded a net loss of $681,736. This loss is primarily attributable to production and operational expenses incurred to create over 50 improv comedy specials intended for distribution on the Angel Studios platform. These costs were previously capitalized but have since been impaired due to the absence of a viable monetization path.

No material changes have occurred since year-end 2024. The company remains in communication with Angel Studios regarding a proposed non-binding agreement in which all outstanding common shares of Dry Bar Unscripted would be exchanged for stock in Angel Studios. If executed, this would provide a potential recovery path for shareholders and would result in the effective winding down of Dry Bar Unscripted Inc.

Signature

Signed by: Zachary Atherton and Trent Servoss

Title: President and Principal Executive Officer

Date: 4/30/2025

Financials signed by: Trent Servoss

Title: CFO

Date: 4/30/2025

Certification Statement

I, Zachary Atherton, hereby certify that the information included in this Form C-AR and the accompanying financial statements are true and complete in all material respects. I, Trent Servoss, agree to the same.